SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2005	Commission file number 1-11463

HILTON HOTELS 401(k) SAVINGS PLAN
(Full title of the plan)

Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

36-2058176
(I.R.S. Employer Identification No.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
Hilton Hotels 401(k) Savings Plan
Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

Hilton Hotels 401(k) Savings Plan
Financial Statements and Supplemental Schedules

Year ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedules
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Administrative Committee and Participants
Hilton Hotels 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Hilton Hotels 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005 and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ ERNST & YOUNG LLP
Los Angeles, California
June 23, 2006

Hilton Hotels 401(k) Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31
	2005	2004
Assets
Investments, at fair value	$581,087	$532,465
Non-interest bearing cash	1,544	1,514
Receivables:
Interest and dividends	—	1
Participant contributions	21	26
Employer contributions	13	14
Due from broker for securities sold	120	756
Total receivables	154	797
Total assets	582,785	534,776
Liabilities
Due to broker for securities purchased	1,715	2,258
Total liabilities	1,715	2,258
Net assets available for benefits	$581,070	$532,518

See accompanying notes.

Hilton Hotels 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

(In thousands)

Additions:
Contributions:
Participant contributions	$46,794
Employer contributions	23,925
Rollover contributions	2,448
Total contributions	73,167
Investment income:
Interest and dividends	10,602
Net appreciation in fair value of investments	25,737
Total additions	109,506
Deductions:
Benefits paid to participants	60,108
Administrative expenses	846
Total deductions	60,954
Net increase	48,552
Net assets available for benefits, beginning of year	532,518
Net assets available for benefits, end of year	$581,070

See accompanying notes.

Hilton Hotels 401(k) Savings Plan

Notes to Financial Statements

December 31, 2005

1. Plan Description

The following description of the Hilton Hotels 401(k) Savings Plan (the Plan), formerly the Hilton Hotels Thrift Savings Plan, provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Hilton Hotels Corporation (the Company and Plan Sponsor) and affiliated companies that have adopted the Plan and have been approved by the Company’s Board of Directors as being eligible for participation. The Hilton Hotels Thrift Savings Plan was established effective January 1, 1979, and was subsequently restated on November 6, 1996. Effective January 1, 2001, the Hilton Hotels Thrift Savings Plan was amended and the name of the Plan was changed to the Hilton Hotels 401(k) Savings Plan. The Company and participating affiliated companies are herein collectively referred to as “Hilton.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan to discontinue the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Board of Directors of the Company reserves the right to amend all or any part of the Plan at any time.

The Plan is administered by a committee (the Plan Administrator) appointed by the Company’s Board of Directors. Wachovia Trust Company acts as trustee and record-keeper.

Participation in the Plan is voluntary. Each employee of Hilton who is not covered by a collective bargaining agreement (unless such agreement provides for participation) is eligible to participate in the Plan. Effective January 1, 2005, the Plan was amended to change the eligibility requirements for employees to the date following the date an employee completes 90 consecutive days of Eligibility Service, as defined in the plan document.

Contributions

Participants may contribute from 1% to 50% of their compensation on a pretax basis each year. The Company contributes an amount equal to 100% of the first 3% of a participant’s contributions and 50% of a participant’s contributions of the next 2%.

The Plan was amended effective January 1, 2002, such that the maximum Matching Company Contributions, as defined in the plan document, made on behalf of any participant during a plan year shall not exceed the annual limitation contained in the Internal Revenue Code (the Code) Section 402(g)(5).

Each participant may contribute to the Plan any amount which is attributable to a distribution from another qualified plan if such distribution meets the requirements for a tax-free rollover. Contributions are subject to certain limitations of the Code.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and a daily allocation of plan earnings, based on the participant’s share in the income, gains or losses of the investment funds in which assets are invested.

Vesting

Effective January 1, 2001, participants are immediately vested in both their contributions and in the Company’s Matching Contributions, plus actual earnings thereon.

Investment Options

Participants may direct their employee and employer contributions in 1% increments with certain limitations in one of, or a combination of, the various investment options provided in the Plan. Effective January 1, 2005, the Plan Administrator implemented policies and procedures to limit or preclude excessive or abusive trading practices.

Participant Loans

Each participant may borrow from their fund account a minimum of $1,000 up to a maximum of the lesser of $50,000 reduced by the outstanding balance of other loans, or 50% of the value of the vested balance. Loan transactions are treated as transfers to or from the account from which they are made. Loan terms range up to 5 years, unless the loan is used for the purchase of a primary residence, in which case the loan term is up to 15 years. Each loan is secured by the balance in the participant’s account.

Loans bear interest at a fixed rate equal to the prime rate on the last day of the month preceding the month in which the loan is made. As of December 31, 2005, interest rates on outstanding loans ranged from 4% to 10.5%. Principal and interest are payable in equal installments over the loan term.

Withdrawals

If a participant has a financial hardship, as defined in the plan document, the participant may be eligible to take a hardship withdrawal from their account. In addition, a participant may withdraw amounts from their after-tax contributions and rollover contributions at any time for any reason.

Payment of Benefits

On termination of service, including termination due to death, disability or retirement, a participant or their beneficiary generally receives the value of the participant’s vested interest in their account in one lump-sum distribution. Effective March 28, 2005, if a participant’s account exceeds $1,000, the participant’s written consent as to election of distribution must be obtained prior to distribution.

Forfeitures

Forfeitures pertaining to nonvested balances of participants who terminated prior to January 1, 2001, employer match refunds and stale checks may be used to pay expenses and fees in connection with the administration of the Plan or may be used to reduce employer matching contributions. Forfeitures totaled approximately $391,000 and $449,000 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, plan expenses and fees were reduced by approximately $233,000 from forfeited amounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at fair value based on quoted market prices. Interest and non-interest bearing cash and participant loans are valued at cost, which approximates fair value. Investments in common trust funds are stated at estimated fair values, which have been determined based on the unit value of the funds.

The Hilton Hotels Corporation Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Hilton common stock and cash sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined value of the Hilton common stock and cash held by the Fund.

Purchases and sales of investments are recorded on the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks such as interest rate risk, market risk and credit risk. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated April 11, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

4. Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004 (in thousands):

	2005	2004
Investments at fair value:
Mutual funds:
Fidelity Investments Growth Company Fund	$98,347	$87,038
American Funds Balanced Fund	91,795	88,870
GE Institutional S&P 500 Index Fund	88,041	86,586
Neuberger Berman Genesis Institutional Fund	45,351	*
PIMCO Total Return Fund	41,023	39,384
Templeton Foreign Fund	32,045	*
Common trust fund:
SEI Trust Company Stable Asset Fund	114,254	110,145

*Amount represents less than 5% of net assets at year-end.

During the year ended December 31, 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows (in thousands):

Mutual funds	$19,922
Common trust fund	4,765
Common stock	1,050
$25,737

5. Party-In-Interest Transactions

Certain Plan investments are managed by the trustee or are shares of stock of Hilton; therefore, these transactions qualify as party-in-interest transactions.

Supplemental Schedules

Hilton Hotels 401(k) Savings Plan

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

EIN: 36-2058176    Plan: 101

Year ended December 31, 2005

Participant Contributions Transferred Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions
$ 23,973	$ 23,973

Hilton Hotels 401(k) Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 36-2058176    Plan: 101

December 31, 2005

(In thousands, except for share and unit information)

Identity of Issue	Description of Investment, including Maturity Date, Current Rate of Interest and Maturity Value	Current Value
Hilton Common Stock Fund:
*Hilton Hotels Corporation	Common Stock, 967,554 shares	$16,383
Mutual Funds:
Fidelity Investments	Growth Company Fund, 1,545,603.72 shares	98,347
American Funds	Balanced Fund, 5,151,222.62 shares	91,795
GE Institutional	S&P 500 Index Fund Institutional Class, 7,448,494.97 shares	88,041
Neuberger Berman	Genesis Institutional Fund, 973,191.07 shares	45,351
PIMCO	Total Return Fund, 3,016,027.96 units	41,023
Templeton	Foreign Fund, 2,533,197.36 shares	32,045
GE Institutional	U.S. Equity Fund Service Class, 2,107,214.28 shares	25,476
Various	Self Managed Account	2,136
Common Trust Fund:
SEI Trust Company	Stable Asset Fund, 9,800,336 units	114,254
*Wachovia Bank, N.A. Evergreen Institutional	Money Market	348
*Participant loans	Interest rates ranging from 4% to 10.5%	25,888
Total investments		$581,087

*Represents a party-in-interest as defined by ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILTON HOTELS 401(k) SAVINGS PLAN
DATED: June 26, 2006	By	/s/ ROBERT LA FORGIA
Robert La Forgia Chair, Pension and Thrift Committee